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[Janus letterhead]

February 17, 2010

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re: JANUS INVESTMENT FUND (the "Registrant")
    1933 Act File No. 002-34393
    1940 Act File No. 811-01879
    Post-Effective Amendment No. 127

Dear Mr. Greene:

On behalf of the Registrant and its funds or portfolios (each, a "Fund" and collectively, the "Funds"), this letter is to respond to your comments made by telephone on January 21, 2010 with respect to the Registrant's Post-Effective Amendment No. 127 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 24, 2009. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

     1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

          RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

Prospectus Comments

     2. COMMENT: With respect to the Funds, the Staff noted that for Funds with global, international or worldwide in their names, such Funds should each invest in securities of at least ten countries and invest at least 40% of their respective assets in securities of foreign countries, excluding the U.S.

          RESPONSE: Consistent with investment policies and restrictions of these Funds, the Registrant has previously added or revised disclosure as appropriate to reflect that such Funds invest in several countries. The Registrant believes these investment policies are consistent with formal SEC guidance.

     3. COMMENT: Where a Fund has an expense reimbursement or fee waiver arrangement that reduces Fund Operating Expenses, the Staff requested that Registrant amend its Fees and Expenses tables to include the caption "Net Total Operating Expenses" below the "Fee Waiver" caption showing the Fund's operating expenses waived. The Staff indicated that a Fund should not use the caption "Total Operating Expenses" twice in the Fees and Expenses table.

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          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure as requested. However, the Registrant notes that Instruction 3(e) to Item 3 of Form N-1A states that a Fund should use appropriate descriptive captions, such as "Fee Waiver [and/or Expense Reimbursement]" and "Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]" when it has expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses. The Registrant believes that its use of "Total Operating Expenses After Fee Waiver" complied with Form N-1A instructions.

     4. COMMENT: With regards to the Fees and Expenses table in the Summary Section of the Prospectus, the Staff indicated that a footnote to the table pertaining to a Fund's performance adjusted management fee is not permitted under Form N-1A. The Staff suggested that the Registrant note in parentheses next to "Management Fee" in the table that the management fee is subject to a performance fee.

          RESPONSE: The Registrant has updated its Fees and Expenses table to include the phrase "may adjust up or down" in parentheses next to "Management Fee" in the table. The footnote explaining the Fund's performance fee has been deleted. While the Registrant has amended its Fees and Expenses table per the Staff's request, the Registrant strongly believes that a footnote explaining the Fund's use of performance-based management fees is appropriate and should be permitted given the unique nature of these types of fees.

     5. COMMENT: The Staff indicated that the narrative before the Fees and Expenses Example should be amended to delete the sentence "It also shows costs if you sold your Shares at the end of the period or continued to hold them." The Staff noted that Item 3 of Form N-1A does not allow this disclosure.

          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure as appropriate.

     6. COMMENT: The Staff indicated that the table in the Fees and Expenses Example should contain two separate tables that provide expense examples if shares were held and sold. The Staff requested that the Registrant follow the example provided in Item 3 of Form N-1A.

          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure as appropriate.

     7. COMMENT: With regards to the Annual Total Return table in the Summary Section of the Prospectus, the Staff requested that the Registrant confirm that footnotes regarding a contingent deferred sales charge, "Return After Taxes on Distributions and Sale of Fund Shares," and "Before Tax Returns" are permitted as disclosed under Form N-1A. In addition, the Staff noted that a description of a broad-based index used in the table is not permitted under Form N-1A and further requested that Registrant confirm such description is permissible under Form N-1A.

          RESPONSE: The Registrant believes that the disclosures relating to a contingent deferred sales charge, "Return After Taxes on Distributions and Sale of Fund Shares," and "Before Tax Returns" are permitted under
          Item 4(b)(2)(iv) of Form N-1A. The Registrant acknowledges the Staff's comment regarding index descriptions and has updated the disclosure as appropriate.

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     8.   COMMENT: With regards to "Purchase and Sale of Fund Shares" in the
          Summary Section of the Prospectus, the Staff indicated that references to financial intermediary transaction processing fees and requests received in "good order" are not permitted by Item 6 of Form N-1A. The Staff stated that only disclosure about a Fund's minimum initial or subsequent investment requirements and procedures for redeeming shares is permitted under Form N-1A.

          RESPONSE: The Registrant acknowledges the Staff's comments and has deleted references to financial intermediary transaction processing fees. However, the Registrant strongly believes that the Fund's description of the receipt of purchase, exchange and redemption request in "good order" from financial intermediaries is allowed under
          Item 6 of Form N-1A. Item 6 states that the Fund should describe investment requirements and redemption procedures. A purchase, exchange or redemption request cannot be processed by the Fund unless a financial intermediary delivers a request in "good order" and complies with this procedure. The Registrant believes that this disclosure complies with the instructions in Form N-1A and has retained its disclosure.

     9. COMMENT: With respect to Janus Global Life Sciences Fund's strategy to normally invest up to 80% of its assets in securities of companies that have life sciences orientation, the Staff asked whether or not 80% could be invested in derivatives, and if so, requested that the Registrant make that point clear to investors.

          RESPONSE: The Fund has the ability, but not the intention, to normally invest up to 80% of its assets in derivatives. The Fund does not generally invest in derivatives, although they are not precluded from doing so. If this changes, the Fund's Risk/Return Summary disclosure would be updated to include additional disclosure regarding investment in derivatives.

     10. COMMENT: In regards to Janus Global Life Sciences Fund, the Staff asked whether the Fund has a concentration policy.

          RESPONSE: The Fund does not have a concentration policy. The Fund may focus its investment in "life sciences" related industry groups, but does not concentrate in one particular industry or industry group.

     11. COMMENT: In each Prospectus under the section titled "Short Sales," the Registrant indicates that short positions through derivative instruments such as options are exposed to the same risks as short sales. The Staff requested that the Registrant confirm that the derivative instruments referenced in the prospectus complies with the asset segregation or "cover" rules described in Investment Company Act Release No. 10666 (April 18, 1979).

          RESPONSE: The Registrant confirms that, to the best of its knowledge, the Fund has complied with asset segregation or "cover" rules with regards to its derivative instruments.

     12. COMMENT: The Staff asked for clarification regarding the management of Janus Global Research Fund and whether disclosure as it relates to
          Item 5 of Form N-1A is appropriate.

          RESPONSE: Director of Research, James Goff oversees the team of equity research analysts that select investments for consideration by Mr. Goff and the Fund. Mr. Goff is responsible for the

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          day-to-day operations of the Fund. The Registrant believes that the disclosure in the Management section of the Fund's Prospectus is consistent with Item 5 of Form N-1A.

     13. COMMENT: With regards to the Janus Smart Portfolios, the Staff requested that each Fund indicate in its respective Summary Section of the Prospectus that it operates as a "fund of funds."

          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure as appropriate.

     14. COMMENT: With regards to the Janus High Yield Fund, the Staff asked for clarification regarding the reference to "other high yielding securities" in the Fund's Principal Investment Strategies section of the Prospectus.

          RESPONSE: The Registrant responds by noting that the Fund has included the phrase "other high-yielding securities" to include the variety of instruments that may have high yield exposure such as derivative contracts, which may not be rated by a National Recognized Statistical Rating Organization.

     15. COMMENT: With respect to Janus Short-Term Bond Fund, the Staff asked how the policy of investing in intermediate-term fixed-income securities is consistent with the Fund's name.

          RESPONSE: The adopting release for Rule 35d-1 (the Fund Names Rule) notes that the Division of Investment Management has required funds with "short-term" in their names to maintain a dollar-weighted average maturity of no more than three years. Although this Fund may invest to some extent in intermediate-term fixed income securities, consistent with the Division's policy, the Fund's policy disclosed in the Prospectus is to maintain an average-weighted effective maturity of three years or less under normal circumstances.

SAI Comments

     16. COMMENT: In the section titled "Investment Policies and Restrictions Applicable to All Funds," with respect to Janus Global Life Sciences Fund, the policies state that Janus Global Life Sciences Fund "may invest 25% or more of its total assets, in aggregate, in the following industry groups: health care, pharmaceuticals, agriculture, cosmetics/personal care, and biotechnology." The Staff indicated that the word "may" ought to be replaced with "will."

          RESPONSE: The Registrant acknowledges the comment and has updated the disclosure to include the phrase "will normally." The Fund does not have a 1940 Act concentration policy but has a fundamental policy that it "will normally" invest in the industry groups referenced above.

     17. COMMENT: With respect to the "Investment Company Securities" section of the SAI, the Staff asked if the Registrant's reference to "other index-based investments" could include hedge funds.

          RESPONSE: The Registrant does not currently contemplate investing in hedge funds.

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     18.  COMMENT: With respect to the "Net Asset Value Determination" section of the SAI, the Staff requested that the Registrant explain how far back in time it would go when reprocessing shareholder transactions in situations where an error has occurred in a Fund's NAV calculation.

          RESPONSE: The Fund will reprocess shareholder transactions only if they meet a certain threshold. If the error is greater than 1/2 of 1% of the Fund's net asset value per share, transactions will be reprocessed for any shareholder account with respect to which the total impact of the error was $10.00 or more. Qualifying transactions will be reprocessed back to the date of the error. Multiple-day errors are viewed as one error (not multiple errors).

     19. COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

          RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,


/s/ Rodney DeWalt

Rodney DeWalt
Legal Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Robin Nesbitt, Esq.
    Donna Brungardt